As filed with the Securities and Exchange Commission on August 3, 1998

                                                Registration Number 333-______

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    Form S-2
             Registration Statement Under the Securities Act of 1933
                                   CCAIR, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                56-1428192
     (State or other jurisdiction or                (I.R.S. Employer
     incorporation or organization)               Identification Number)


                                 P. O. Box 19929
                      Charlotte, North Carolina 28219-0929
                                 (704) 359-8990
        (Address and telephone number of principal executive offices)


                           Kenneth W. Gann, President
                                   CCAIR, Inc.
                                 P. O. Box 19929
                      Charlotte, North Carolina 28219-0929
                                 (704) 359-8990
 (Name, address and telephone number, including area code, of agent for service)

                                    Copy to:

                            W. Scott Cooper, Esquire
                           Rayburn, Moon & Smith, P.A.
                         227 W. Trade Street, Suite 1200
                               Charlotte, NC 28202

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable, after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery  of the  Prospectus  is expected to be made  pursuant to Rule 434,
please check the following box.   [   ]


                         Calculation of Registration Fee

   Title of Each                           Proposed Maximum    Proposed Maximum
Class of Securities          Amount to      Offering Price        Aggregate          Amount of
  To be Registered         Be Registered       Per Share        Offering Price   Registration Fee
-------------------        -------------       ---------        --------------   ----------------
Common Stock (par value
$.01 per shares)          500,000 shares(1)    $4.3125(2)         $2,156,250        $636.09(1)
---------------

(1) The Registrant registered 500,000 shares of Common Stock in a Registration Statement on Form S-2 (File No. 33-77574) of which 250,000 shares remain unsold. Pursuant to Rule 429, the Registrant is carrying forward these 250,000 shares with respect to which a filing fee of $334.05 was paid.

(2) Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Company's Common Stock as of July 29, 1998, as reported on the Nasdaq SmallCap Market.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED August 3, 1998


                                   PROSPECTUS

                                   CCAIR, INC.
                         500,000 Shares of Common Stock

This Prospectus relates to an aggregate of 500,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of CCAIR, Inc., a Delaware corporation (the "Company"), being sold by Lynrise Air Lease, Inc., a Delaware corporation (the "Selling Shareholder"). See "Selling Shareholder." The Selling Shareholder has acquired the Shares from the Company in partial or complete settlement of an obligation in the principal amount of $1,595,000 of the Company to the Selling Shareholder. For the period from the date of this Prospectus to August 21, 1998, the Selling Shareholder will sell the Shares and apply the net proceeds of such sales to reduce the obligation. The Company will be required to pay in cash any portion of the obligation remaining outstanding by August 31, 1998. In the event that all Shares are not sold by the Selling Shareholder on or before August 21, 1998, remaining Shares shall be returned to the Company.

The Company has registered the Shares under the Securities Act of 1933, as amended (the "Securities Act"), for sale by the Selling Shareholder. The Selling Shareholder has advised the Company that they may from time to time sell all or part of the Shares in one or more transactions (which may involve block transactions) in the over-the-counter market, on the Nasdaq SmallCap Market (or any exchange on which the Shares may then be listed), in negotiated transactions, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Shareholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholder may also pledge the Shares as collateral for margin accounts or loans and the Shares could be resold pursuant to the terms of such accounts or loans. In connection with such sales, the Selling Shareholder and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Shareholder can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholder on account of their sale of the Shares. The Company will pay all expenses, estimated to be approximately $________, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Shareholders.

The Company's Common Stock is listed on the Nasdaq SmallCap Market under the symbol ("CCAR"). On July 29, 1998, the last reported sale price for the Common Stock was $4.31 per share.

           SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF
                  CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY
              PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
           OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is August 3, 1998.

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Northeast Regional Office, 7 Word Trade Center, Suite 1300, New York, NY 10048 and at the Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of each document may also be obtained through the Commission's Internet address at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including the exhibits, may be obtained from the Public Reference Section of the Commission at the aforementioned address upon payment of the fee prescribed by the Commission. Copies of each document may also be obtained through the Commission's internet address at http://www.sec.gov. The summaries contained in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act or the Securities Act are incorporated by reference in this Prospectus:

      (i) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as filed with the Commission on July 29, 1998 (File No. 0-17846);

      (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as filed with the Commission on May 15, 1998 (File No. 0-17846);

      (iii) The Company's Transition Report on Form 10-K for the six-month period ended December 31, 1997, as filed with the Commission on May 11, 1998 (File No. 0-17846); and

      (iv) The Company's Current Report on Form 8-K, dated February 9, 1998, as filed with the Commission on February 10, 1998 (File No.
            0-17846).

A copy of the Company's Transition Report and the Company's most recent quarterly report on Form 10-Q is being provided to each person to whom this Prospectus is delivered. Any information contained herein or in a document incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that information contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or replaces such information. Any such information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

This Prospectus incorporates documents by reference which are not represented or delivered herewith. These documents are available, without charge, upon written or oral request addressed to the Secretary, CCAIR, Inc., P. O. Box 19929, Charlotte, North Carolina 28219-0929, telephone number (704) 359-8990.


                                  THIS OFFERING

The Company

CCAIR, Inc. (the "Company") is a Charlotte, North Carolina based regional air carrier providing regularly scheduled passenger service to 26 cities in Georgia, Kentucky, Ohio, North Carolina, South Carolina, Virginia, and West Virginia, as well as Washington, D.C., primarily from a hub at the Charlotte/Douglas International Airport. The Company currently operates a fleet of 27 turboprop passenger aircraft with approximately 1,482 weekly scheduled departures over a route system covering approximately 270,000 miles. The Company was incorporated under Delaware law in July 1984 under the name Sunbird Airlines 1984, Inc., for the purpose of purchasing substantially all of the assets of Sunbird Airlines, Inc. The Company changed its name to CCAIR, Inc., in January 1986. The mailing address and telephone number of the Company are:

            CCAIR, Inc.
            P. O. Box 19929
            Charlotte, NC  28219-0929
            (704) 359-8990

The Company's business has principally involved providing service for business travelers from small- and medium-sized communities in its market area to connecting flights of major carriers, principally US Airways, Inc. ("US Airways"), at a hub operation of US Airways at the Charlotte/Douglas International Airport. In addition, the Company operates a small number of flights into Raleigh, North Carolina. In order to market the Company's services, the Company has an agreement with US Airways that permits the Company to operate under the name "US Airways Express" and to charge their joint passengers on a combined basis with US Airways. (See discussion under "Risk Factors - Relationship With US Airways" below). The Company believes that its use of US Airways' "US" flight designator code continues to be the most significant factor contributing to its ability to compete for passengers and to its historical growth.

The Company has changed its fiscal year-end from the twelve month period ended June 30 to the twelve months ended December 31. The financial statements set forth in the Transition Report cover the period from July 1, 1997 through December 31, 1997 (the "Transition Period").

The Selling Shareholder

The Selling Shareholder f/k/a Shorts Air Lease, Inc. was lessor to the Company under nine separate leases of nine Shorts 360 aircraft, originally acquired under a series of lease agreements between 1987 and 1989. These lease agreements were assumed by the Company as part of its Revised and Amended Plan of Reorganization that was confirmed in 1991. In accordance with that Plan, the Company made annual installment payments to the Selling Shareholder, in one circumstance with shares of Common Stock, through 1994. In 1994, the Company and the Selling Shareholder restructured the annual installment payments, the lease payments and certain other amounts due the Selling Shareholder. In March 1998, the Company and the Selling Shareholder entered into a settlement agreement for the return of the nine aircraft, cancellation of the leases and settlement of the Company's obligations to the Selling Shareholder. As evidence of the Company's indebtedness to the Selling Shareholder, the Company issued a short-term note in the amount of $9,725,012 due on August 31, 1998 and received from the Selling Shareholder the option to convert the short-term note to a subordinated convertible debenture. In order to exercise the right to convert, the Company is obligated to pay, by August 31, 1998, to the Selling Shareholder, $1,595,000 plus interest in cash or through the net proceeds from the sale of Shares. See "Use of Proceeds" and "Selling Shareholder."


                                  RISK FACTORS

The shares offered hereby involve a high degree of risk. Prospective investors should carefully consider, among other things, the factors discussed herein before a decision is made to purchase any shares. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on numerous assumptions, including, but not limited to, the assumptions that the US Airways Agreement (as defined below) will be extended, the introduction of new aircraft to the fleet will yield improved operating results and a reduction in costs per available seat mile, and the Company will obtain markets under an extended Agreement that will provide continued opportunities for profitable operations.

The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements, including, but not limited to, the risk of increases in the cost of fuel or the lack of availability of fuel, the Company's inability to maintain improved performance with new aircraft, downturn in general economic conditions and in the operating condition of US Airways in particular and the availability of pilots and other personnel necessary for current or expanded operations.

Relationship with US Airways. Substantially all of the Company's passenger revenue is generated by passengers who are connecting with US Airways flights and is determined under an Agreement for the sharing of joint passenger fares and division of revenue with US Airways (the "Agreement"). The Agreement expires on October 31, 1998. The Agreement provides that it may be terminated upon 180 days prior written notice for any reason by either US Airways or the Company or upon ten (10) days prior written notice by US Airways under certain conditions, including if: (i) the Company fails to maintain at least a minimum required operating schedule; (ii) during any one month the Company's flight completion percentage is less than 96% due to cancellations attributable to maintenance or operational deficiencies within the Company's control; (iii) the Company fails to comply with the trademark licensing provisions of the Agreement; (iv) the initiation of a bankruptcy or similar proceeding for the Company or its assets; or (v) there is a change of control or ownership of 51% or more of the Company's Common Stock without the consent of US Airways.

The Agreement provides that US Airways will set joint fares and the method of proration of joint fares between US Airways and the Company. The Agreement also provides that US Airways can establish the charges for handling passengers and reservations for passengers carried by the Company. The Company consults with US Airways in regard to changes in fares, proration and charges, but US Airways does not need the consent of the Company to implement those fares, prorations or charges. While US Airways requires the connecting passengers provided by the Company for its operations, the Company's only method to object to those fares, prorations or charges is to seek to cancel the Agreement. Cancellation of the Agreement would require the Company to seek a new service agreement with another major carrier, because its operations are not viable as a stand-alone carrier.

The Agreement does not prevent US Airways from serving markets that the Company currently serves. If US Airways chose to serve a substantial number of routes presently served by the Company or chose to replace Company flights with its own flights or flights of its wholly owned regional carriers, there would be a material adverse effect on the Company's business and the Company may have to terminate its passenger operations as these presently exist. Although there is no assurance that US Airways will not take any such actions or that the Agreement will not be terminated or amended prior to the expiration date, the Company believes that the Agreement is beneficial to both the Company and US Airways and that there are significant incentives for the continuation of the Agreement.

The Company and US Airways have begun negotiations for an extension of the Agreement. The principal focus of these negotiations has been the locations that the Company would service under the extended Agreement and the aircraft that the Company would use to provide the service. As described below, the Company has substantially completed a change of the composition of its fleet of aircraft. During the last nine-month period, the Company has consistently exceeded US Airways' performance goals. Thus, the Company believes that its relationship with US Airways is good and that the Agreement will be extended for a minimum of five (5) years. However, the extension of the Agreement is within the discretion of US Airways. The Company can offer no assurances that an extension of the Agreement will ultimately be obtained.

Because of the Company's relationship with US Airways, the Company's business also could be adversely affected by events that adversely affect US Airways or by changes in business strategies of US Airways. For example, if US Airways were adversely affected by work stoppages or other labor difficulties, the Company's connecting passenger traffic from US Airways would be reduced and the Company's ability to provide service to passengers desiring US Airways connecting flights likewise would be adversely affected. If US Airways were to decide to curtail growth at its Charlotte hub or reduce its operations in Charlotte, the Company's operations and prospects for continued growth would be adversely affected. The Company is not aware of any such developments.

Nature of the Airline Industry. The commercial airline industry in the United States has undergone major structural changes since it was deregulated by Congress in the latter part of 1978. In the ensuing period, there has been substantial consolidation and integration of both major and regional carriers, including the acquisition or association of most regional carriers by or with major carriers. Such consolidation and integration, together with automated computer reservation systems, "hub and spoke" route systems and marketing programs such as frequent flyer programs have substantially influenced competitive conditions. The Company believes that it has properly positioned itself to benefit from these structural realities. However, any event which causes a material change in the Company's ability to benefit from these factors, such as termination or modification of its relationship with US Airways could cause these forces to work against the Company and have a material adverse effect on its results.

High Operating and Financial Leverage. As is characteristic of the airline industry, the Company is subject to a high degree of financial and operating leverage. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenues generated from a particular flight are directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue if not offset by higher fares, it may result in a disproportionately greater decrease in profits.

The airline industry is also sensitive to cyclical downturns in the general economy. Because a substantial portion of airline travel, both personal and to a lesser extent business, is discretionary, the industry has historically tended to experience weaker financial results during economic downturns. The operating and financial results of the Company may be negatively impacted by any downturn in national or regional economic conditions.

Aircraft Fuel Costs. The cost of fuel is a major component of operating expense for all airlines. In the last two fiscal years, the Company experienced significant increases in fuel expense as the price of fuel rose from 67.1 cents per gallon to 93.8 cents per gallon. While the price per gallon has dropped to approximately 59.7 cents per gallon in June 1998, there can be no assurance that increases in fuel costs will not be substantial, or that supplies will remain plentiful. Substantial increases in the cost of fuel, or a reduction in fuel supplies, can have an adverse effect on the Company's income and growth prospects if increases are not passed on to its passengers through higher fares, or adequate fuel cannot be acquired to support operations.

Pilot Turnover. In addition, in certain areas of the country, pilot turnover has become a significant issue among regional carriers as major carriers have satisfied their expanding demand for experienced commercial pilots by hiring increasing numbers of regional pilots. To date, pilot turnover has not been a major problem for the Company since there has been a ready supply of candidates in the Company's operating area and the Company has been able to hire and train sufficient numbers of new pilots to maintain its operations. However, no assurance can be given that pilot turnover will not become a major problem in the future, particularly as major carriers expand and require significant additional pilots. Similarly, there can be no assurance that sufficient numbers of new pilots will be available to support any future growth even if pilot turnover does not become a major problem for the Company.

Maintenance Personnel Turnover. Aircraft maintenance personnel turnover is becoming an important matter in the regional and major carrier airlines. As the commercial aviation industry grows, with resulting expansion of aircraft fleets, the demand for qualified and experienced maintenance personnel will also increase. To date, the Company has been able to retain sufficient numbers of aircraft mechanics. However, no assurance can be given that turnover and recruitment will not become a major difficulty in the future, especially if the industry continues to experience prosperity and growth.

New Aircraft Types; Change in Fleet Plan. On July 1, 1997, the start of the Transition Period, the Company's passenger aircraft fleet consisted of nine (9) Shorts 360 aircraft, fourteen (14) Jetstream 31 aircraft and four (4) de Havilland Dash 8 aircraft. In anticipation of an extension of the Agreement with US Airways and as a means to reduce operating expense, the Company restructured its fleet. The Shorts 360 aircraft were not compatible with the anticipated service requirements under an extended Agreement and maintenance expense for these aircraft had dramatically increased due to age and the availability of parts. As a result, these leases were terminated pursuant to an agreement with the lessor as discussed above under the heading, "The Selling Shareholder."
The Jetstream 31 aircraft had limitations that were causing the profitability of those aircraft to be restricted. The Company has also entered into an agreement with the lessor for the Jetstream 31 aircraft whereby the Company has exchanged its fleet of 14 Jetstream 31 aircraft for 20 newer and more powerful Jetstream Super 31 aircraft. The Company believes that these acquisitions will reduce operating expense and improve performance measures, such as on-time departures and arrivals, denied boardings and cancellations; however, there can be no assurance that improved operating results will continue or that the Agreement will be extended as a result by US Airways.

Financial Effects of Change in Fleet Plan. The change in fleet plan described above resulted in a charge to earnings of $9,881,000 relating to the settlement of obligations for the returned aircraft and to a reduction in value of all assets and leasehold improvements related to the returned aircraft. In addition, the Company adopted a change in accounting principle with respect to overhauls for engines, propellers, and landing gear. The Company implemented this change so that the method of accounting would more closely emulate the requirements and expenses of overhauls for those components under its new lease agreements. Implementation of this change necessitated the write-off of previously capitalized items in an amount of $12,982,000. As a result, the Company reported a working capital deficit of approximately $14,624,000 as of June 30, 1998, meaning that the Company does not have sufficient current assets to retire its current liabilities. The Company plans to reduce this deficit by increasing its current assets, by reducing current liabilities and by converting current liabilities into long-term liabilities. The restructuring of the aircraft fleet is expected to reduce operating costs and provide cash flow to reduce current liabilities. However, the Company's ability to achieve increases in cash flow is dependent upon many factors outside of its control, such as fare discounting that would adversely impact revenues, and increases in fuel costs that would increase expenses. The Company intends to replace $7,920,000 of the $9,725,000 short-term note referred to above with a long-term obligation. The Company's ability to change the nature of its obligation will depend upon the net proceeds achieved from sales by the lessor of the Company's common stock and the payment by the Company of any deficiencies in the net proceeds achieved. The Company can offer no assurances that cash flow increases will result in a significant reduction of its working capital deficit.

Liquidity. The Company's ability to meet its liquidity requirements is dependent upon its ability to obtain sufficient cash flow from operations. At June 30, 1998, the Company had cash and cash equivalents of $5,450. In addition to the normal operating expenses incurred in scheduled airline operations, the Company anticipates incurring expenditures related to the return of the Jetstream aircraft. The return conditions entail performing certain engine overhauls and other major component overhaul and repair per the original leases. These expenditures are currently estimated to be approximately $750,000 in the aggregate.

The key element to the operating results of the Company is the level of the yield per revenue per passenger mile. While the yield for March through June, 1998 has met Company projections, the future yield could be affected by fare discounting beyond the control of the Company. If operating cash flows and the Company's $4,000,000 line of credit with an affiliate of British Aerospace are insufficient to meet obligations, the Company may issue shares of Common Stock, secure short-term loans from officers and directors or extend terms with trade creditors. To the extent that the Company uses equity financing, shareholders' interest in the Company will be diluted.

Competition. The principal competition for the Company is the air service provided by major and other regional air carriers operating from hub airports in Atlanta, Cincinnati, and Raleigh/Durham. From these hub airports, Delta Air Lines ("Delta"), Midway Airlines ("Midway") and their affiliates offer service to some destinations also served by US Airways through its hub operations at the Charlotte/Douglas International Airport. The Company competes with Delta and Midway and with regional air carriers that have joint marketing agreements with them for passengers traveling to destinations served through hub airports. The principal customers for these services are business travelers and competition is based upon scheduling and flight connections, reliability and, to a lesser extent, pricing. The Company constantly reviews its scheduling and the frequency of its flights to reduce the layover time experienced in connecting with a US Airways flight, in order to minimize the length of the combined trip and to compete with similar service offered by Delta or Midway.

Reliance on Key Employee. The Company's operations are dependent upon the services of its President, Mr. Kenneth W. Gann. The loss of Mr. Gann's services could have a material adverse effect on the Company. The Company maintains a $600,000 key-man life insurance policy on Mr. Gann, the proceeds of which are payable to the Company. Mr. Gann serves the Company under a three-year renewable employment agreement.

Dilution. The consummation of the offering made hereby will not result in substantial dilution of existing shareholders of the Company. However, the Company is not able to predict the effect, if any, this offering will have on the market price for the Company's Common Stock.

Issuance of Additional Shares. The Company will continue to use shares of its common stock to satisfy obligations and to provide cash flow. The Company has issued rights to acquire shares of common stock as additional consideration for loans, for services rendered to the Company and in connection with certain lease arrangements. While the Company has issued those rights with exercise prices equivalent to the market value of the shares on the date of issue, the rights will generally be exercised only if the exercise price is less than the current market price. These transactions will increase the number of shares of the Company's common stock that are held for sale and may adversely affect the market price and the liquidity of the Company's common stock.

No Dividends. The Company has not paid any dividends on its Common Stock and does not intend to pay dividends in the foreseeable future.

Nasdaq SmallCap Market Listing; "Penny Stock" Rules. Although the Common Stock is listed on the Nasdaq SmallCap Market, there can be no assurance that such listing will be maintained. Although the Company currently does meet the Nasdaq listing maintenance requirements, the Company is relying upon the value of its market capitalization (approximately $36.3 million as of July 29, 1998) to maintain its listing. If the value of its market capitalization falls below $35 million, the Company would not meet the listing maintenance requirements. In that circumstance, the Company would request a temporary exception to those requirements, based upon its net income in 1998 ($2.65 million for the six-month period ended June 30, 1998 as compared to a listing requirement of $500,000 in annual net income). There can be no assurance that Nasdaq will grant the exception.

If no exception is granted by Nasdaq, the Common Stock would be subject to the rules promulgated under the Securities Exchange Act of 1934 relating to "penny stocks" which apply to non-Nasdaq Companies whose stock trades at less than $5 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell securities subject to such rules to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the security. These rules may restrict the ability of brokers to sell the Company's Common Stock and may affect the ability of purchasers in this offering to sell such Common Stock in the secondary market.

                                 USE OF PROCEEDS

The Company has delivered the Shares to the Selling Shareholder in accordance with an Option Agreement (the "Option") dated March 31, 1998, between the Selling Shareholder and the Company. The Option gave the Company the right to prepay by August 31, 1998, a Short-Term Note in the amount of $9,725,012 held by the Selling Shareholder.

The prepayment will consist of (i) cash or fully registered Common Stock having a value of $1,595,000 plus interest of seven percent (7%) per annum on the Short-Term Note (the "Option Payment") and (ii) a 7% convertible subordinated note due 2004 in the original principal amount of $7,920,000. The cash portion of the prepayment was established on March 31, 1998 at $1,805,012, but that amount has been reduced by credits allowed by the Selling Shareholder in the amounts of $130,000 for spare parts and $80,000 for spare parts documentation delivered to the Selling Shareholder by the Company. The Company has elected in accordance with the terms of the Option to use fully registered Common Stock to make the prepayment. Under the terms of the Option, the Company has delivered the Shares to the Selling Shareholder for resale.

The Selling Shareholder will sell the Shares (as described below under heading "Selling Shareholder") and apply the net proceeds of such sale to the outstanding indebtedness. Between August 24, 1998 and August 28, 1998, the Selling Shareholder will provide to the Company with an accounting of the net proceeds from the sale of the Shares and return any unsold Shares. If any amount of the Option Payment remains unpaid, the Company will be required to pay the remaining amount, in cash, on or before August 31, 1998.

                               SELLING SHAREHOLDER

The offer and sale by the Company of the Shares to the Selling Shareholder pursuant to the Option and the resale of the Shares by the Selling Shareholder is being made pursuant to a Registration Statement on Form S-2, of which this Prospectus forms a part.

The following table sets forth the number of shares of Common Stock owned beneficially by the Selling Shareholder as of July 30, 1998 and the number of shares which may be offered to this Prospectus. This information is based upon information provided by the Selling Shareholder.

                      Shares Beneficially Owned        Shares Beneficially Owned
                          Prior to Offering               After The Offering(1)
       Name of        -------------------------        -------------------------
Selling Shareholder     Shares  Percentage(2)             Shares  Percentage(2)
-------------------     ------  -------------             ------  --------------
Lynrise Air Lease, Inc. 500,000     5.6%                     0         --%
--------------

(1)All Shares registered hereby will be sold by the Selling Shareholder or returned to the Company.

(2)The total number of shares of common stock outstanding on July 30, 1998 was 8,915,695.


                              PLAN OF DISTRIBUTION

The Selling Shareholder has advised the Company that it will sell all or part of the Shares in one or more transactions (which may involve block transactions) in the over-the-counter market, on the Nasdaq SmallCap Market (or any exchange on which the Shares may then be listed), in negotiated transactions, through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Shareholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholder and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Shareholder can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholder on account of their sale of the Shares from time to time.

Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Shareholder and other persons participating in the distribution of the Shares offered hereby are subject to the applicable requirements of Regulation M promulgated under the Exchange

Act in connection with the sale of the Shares. Under Rule 101 of Regulation M, the Selling Shareholder and other persons participating in the distribution may not engage in market activities with respect to the Common Stock for the applicable period thereunder prior to the commencement of the distribution. In addition, Rule 102 of Regulation M will prohibit Selling Shareholder and their affiliated purchasers from bidding for, purchasing or attempting to induce any person to bid for or purchase shares of Common Stock until the Selling Shareholder' participation in the distribution is completed.


                          DESCRIPTION OF CAPITAL STOCK

The Company is authorized to issue 30,000,000 shares of Common Stock, $0.01 par value per share. As of July 30, 1998, there were 8,915,695 shares of Common Stock outstanding held of record by approximately 2,700 shareholders. The Common Stock is not divided into classes, and there are no dividend rights, terms of conversion, redemption provisions, preemptive rights or other relative rights, preferences or limitations established with respect to the Common Stock.


                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Bylaws mandate that expenses incurred by a director in defending a civil or criminal action arising by reason of his/her status as a director of the Company will be advanced by the Company, provided the director commits to repay the advanced amount if it is ultimately determined that such individual is not entitled to indemnification under the Delaware General Corporation Law. Accordingly, the Company will provide indemnity protection to its directors in all cases other than those in which the actions of a director may be considered clear violations of his/her duties to the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

The validity of the issuance of the Shares offered hereby has been passed upon for the Company by Rayburn, Moon & Smith, P.A., Charlotte, North Carolina.


                                     EXPERTS

The financial statements for the Transition Period incorporated by reference in this Prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants and are incorporated herein by reference, in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

Available Information ................................................       2

Incorporation of Certain Information by Reference ....................       2

This Offering .........................................................      3

Risk Factors ..........................................................      4

Use of Proceeds .......................................................      9

Selling Shareholders ...................................................    10

Plan of Distribution .................................................      10

Description of Capital Stock ..........................................     11

Indemnification of Officers and Directors .............................     11

Legal Matters .........................................................     11

Experts ...............................................................     12


                                 500,000 SHARES

                                   CCAIR, INC.

                                  COMMON STOCK

                 ----------------------------------------------
                                   PROSPECTUS
                 ----------------------------------------------

                                  August 3, 1998

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses in connection with this offering are as follows:

                                                   AMOUNT
                                                   ------

      Registration Fee .........................   $636.09
      Nasdaq Listing Fee .......................       ---
      Legal fees and expenses ..................       ---
      Accounting fees and expenses .............       ---
      Miscellaneous ............................       ---

            Total ..............................      $---


ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under provisions of Delaware law and the Company's Bylaws, directors, officers and controlling persons of the Company may be entitled to indemnification by the Company against liabilities arising out of any suit or proceeding, whether civil, criminal, administrative or investigative, including a suit or proceeding under the Securities Act of 1933, to which they were a party by reason of serving as a director, officer, employee or agent of the Company. Such provisions require the Company to indemnify any such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding upon a determination, by a majority vote of a quorum of the Board of Directors consisting of directors who were not parties to such action, suit or proceeding, or by independent legal counsel in a written opinion, or by the stockholders of the Company, that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Absent such determination, the Company may, by a vote of the disinterested directors or the stockholders and to the extent permitted by applicable law, indemnify any such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such suit or proceeding.


ITEM 16.      EXHIBITS

The following exhibits are included as a part of this Registration Statement:

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

2.1               Plan of Reorganization of CCAIR, Inc., effective September 3,
                  1991(5)

5.1               Opinion of Rayburn, Moon & Smith, P.A.

10.1(a) The Company's Stock Option Plan dated May 18, 1989 with forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement attached. (1)

10.1(b) Amendment to the Amended and Restated Stock Option Plan, dated February 6, 1992. (6)

10.1(c) Second Amended and Restated Stock Option Plan, dated February 6, 1993. (13)

10.1(d) Third Amended and Restated Stock Option Plan of the Company, dated February 23, 1994. (10)

10.1(e) Fourth Amended and Restated Stock Option Plan of the Company, dated November 15, 1994. (14)

10.2(a) Agreement dated October 16, 1991 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by the Air Line Pilots Association International. (6)

10.2(b) Letter of Agreement amendment dated December 14, 1991 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by the Air Lines Pilots Association International. (6)

10.2(c) Letter of Agreement amendment dated February 28, 1992 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by The Air Line Pilots Association International. (6)

10.2(d) Letter of Agreement amendment dated February 28, 1992 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by The Air Line Pilots Association International. (6)

10.3(a) Service Agreement between USAir, Inc. and CCAIR, Inc. dated November 1, 1988. (1)

10.3(b) First Amendment to Service Agreement between USAir, Inc. and CCAIR, Inc., dated July 1, 1990. (3)

10.3(c) Supplemental Agreement between USAir, Inc., and CCAIR, Inc., dated July 30, 1990. (4)

10.3(d) Second Amendment to Service Agreement between USAir, Inc., and CCAIR, Inc., dated January 23, 1991. (4)

10.3(e) Third Amendment to Service Agreement between USAir, Inc., and CCAIR, Inc., dated August 1, 1991. (8)

10.3(f) Ground Handling Agreement, dated February 1, 1994, between CCAIR, Inc., and USAir, Inc. (10)

10.4(a) Loan Agreement dated as of September 4, 1991, between CCAIR, Inc., and NCNB National Bank of North Carolina. (4)

10.4(b) Revolving Credit Promissory Note by CCAIR, Inc. in favor of NCNB National Bank of North Carolina, dated September 4, 1991. (4)

10.4(c) Security Agreement dated as of September 4, 1991, between CCAIR, Inc., and NCNB National Bank of North Carolina. (4)

10.4(d) Loan Purchase Agreement dated as of September 4, 1991, by and among NCNB National Bank of North Carolina, British Aerospace, Inc., and CCAIR, Inc. (4)

10.4(e) Security Agreement dated as of September 4, 1991, between CCAIR, Inc. and British Aerospace, Inc. An identical agreement was executed with Jet Acceptance Corporation as of September 4, 1991, and is not filed herewith. (4)

10.4(f) Pledge of Cash Collateral Account dated as of September 4, 1991, by and among CCAIR, Inc., NCNB National Bank of North Carolina, British Aerospace, Inc., and Jet Acceptance Corporation. (4)

10.4(g) Loan Agreement dated as of August 14, 1992 between CCAIR, Inc. and NationsBank of North Carolina, N.A. (6)

10.4(h) Agreement dated as of January 17, 1994 among CCAIR, Inc., NationsBank of North Carolina, N.A., British Aerospace, Inc. and Jet Acceptance Corporation. (10)

10.4(h)(i)        Assignment and Bill of Sale dated as of January 10, 1995 by and among CCAIR, Inc., NationsBank of North Carolina, N.A.,
                  British Aerospace, Inc. and Jet Acceptance Corporation. (16)

10.5 Common Stock Purchase Agreement dated as of December 4, 1997 by and among CCAIR, Inc., and Robert Priddy, Bonderman Family Limited Partnership, Hakatak Enterprises, Inc., Nominee, Par Investment Partners, L.P. and Jonathan G. Ornstein. (19)

10.6 Form of Operating Lease between Jet Acceptance Corporation and CCAIR, Inc., dated as of November 24, 1997, for 20 aircraft with Serial Numbers N941AE, N962AE, N928AE, N943AE, N964AE, N942AE, N957AE, N963AE, N920AE, N961AE, N966AE, N959AE,
                  N965AE, N952AE, N919AE, N958AE, N913AE, N927AE, N914AE,
                  N930AE. (18)

10.7(a) Settlement Agreement by and between CCAIR, Inc., and Lynrise Air Lease, Inc. dated as of March 31, 1998. (18)

10.7(b) Registration Rights Agreement by and among CCAIR, Inc., and Lynrise Air Lease, Inc. (18)

10.7(c)           Form of 7% Convertible Subordinated Note Due 2004. (18)

10.7(d) Option Agreement dated as of March 31, 1998 by and between CCAIR, Inc. and Lynrise Air Lease, Inc.

10.10(a)(i)       Lease Agreement effective as of April 19, 1991 between the
                  Asheville Regional Airport Authority and CCAIR, Inc. (4)

10.10(a)(ii)      Letter dated August 28, 1991 by Asheville Regional Airport
                  Authority amending Lease. (4)

10.10(b) Lease Agreement dated July 5, 1989 between Clarke County Airport Authority and CCAIR, Inc. (4)

10.10(c) Agreement dated October 10, 1987 between the Central West Virginia Regional Airport Authority and CCAIR, Inc. (1)

10.10(d) Commuter Airline Agreement and Lease dated May 20, 1988 between the City of Charlotte and CCAIR, Inc. (1)

10.10(e) Agreement dated July 16, 1991 between the Chattanooga Metropolitan Airport Authority and CCAIR, Inc. (4)

10.10(f) Airport Use and Lease Agreement entered into as of January 1, 1989 between the Richland-Lexington Airport District and CCAIR, Inc. (4)

10.10(g) Agreement dated July 1, 1988 between the City of Danville, Virginia and CCAIR, Inc. (1)

10.10(h) Airport Use and Lease Agreement dated November 1, 1982 between Greenville-Spartanburg Airport District and Sunbird, Inc. (1)

10.10(i)(i)       Letter Agreement dated July 13, 1988 from CCAIR, Inc. to
                  Tri-State Airport Authority. (1)

10.10(i)(ii)      Letter dated February 25, 1991 by Tri-State Airport Authority amending Lease. (4)

10.10(j)(i)       Airport Use Agreement dated March 1, 1988 between the Board of Commissioners of Onslow County and CCAIR, Inc. (1)

10.10(j)(ii)      Amendment to Lease dated July 15, 1988 between the same
                  parties. (1)

10.10(k) Operating Agreement dated April 15, 1987 between Metropolitan Knoxville Airport Authority and CCAIR, Inc. (1)

10.10(l) Lease Agreement dated March 1, 1988 between the City of Macon and CCAIR, Inc. (1)

10.10(m) Letter Agreement dated September 5, 1990 between New Hanover County and CCAIR, Inc. (4)

10.10(n) Lease Agreement dated May 1, 1989 between Tri-City Airport Commission and CCAIR, Inc. (4)

10.10(o) Use Agreement dated May 1, 1991 between Airport Commission of Forsyth County and CCAIR, Inc. (4)

10.10(p) Letter from Pitt County - City of Greenville Airport Authority dated May 31, 1990 announcing fee structure. (4)

10.10(q) Airport Use Agreement dated May 1, 1991 between Raleigh County Airport Authority and CCAIR, Inc. (4)

10.10(r) Letter Agreement dated July 7, 1990 between Mercer County Airport Authority and CCAIR, Inc. (4)

10.10(s) Contract for Conduct of Commercial Flight Operations dated September 1, 1991 between Maryland Aviation Administration and CCAIR, Inc. (6)

10.29(a) Commercial Use Permit between CCAIR, Inc., and City of Charlotte, North Carolina dated April 1, 1991, relating to Old Terminal Building at Charlotte/Douglas International Airport. (4)

10.29(b) Commercial Use Permit dated April 15, 1992 between the City of Charlotte and CCAIR, Inc. (6)

10.30(a) Flight Attendant Agreement between CCAIR, Inc., and the Flight Attendants in the service of CCAIR, Inc., as represented by the Association of Flight Attendants effective May 22, 1991. (4)

10.30(b) Letter of Agreement amendment dated May 6, 1992 between CCAIR, Inc. and the Flight Attendants in service of CCAIR, Inc. as represented by the Association of Flight Attendants.
                  (6)

10.31 Letter Agreement dated February 27, 1991 between Pennsylvania Airlines and CCAIR, Inc. (4)

10.32(a) Purchase Agreement No. 8-0237, dated as of February 23, 1992 between CCAIR, Inc. and de Havilland Inc. (successor to Boeing of Canada, Ltd., a Delaware corporation, through its de Havilland Division) as amended by letter agreements attached thereto for two de Havilland DHC-8-102 Aircraft (N8800CC) and (N881CC). (6)

10.32(b) Purchase Agreement Assignment between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N88OCC). This Purchase Agreement Assignment is substantially identical to Purchase Agreement Assignment (N881CC), dated as of May 15, 1992, not filed herewith. (6)

10.32(c) Lease Agreement between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N880CC). This Lease Agreement is substantially identical to Lease Agreements (N881CC), (N882CC) and (N883CC) dated as of May 15, 1992, not filed herewith. (6)

10.32(d) Lease Supplement #1 between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 22, 1992 (N880CC). This Lease Supplement #1 is substantially identical to Lease Supplements (N881CC), (N882CC) and (N883CC) dated as of May 22, June 1 and June 12, 1992, respectively, not filed herewith. (6)

10.32(e) Tax Indemnity Agreement between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N880CC). This Tax Indemnity Agreement is substantially identical to Tax Indemnity Agreements (N881CC), (N882CC), and (N883CC) dated as of May 15, 1992, not filed herewith. (6)

10.32(f) Assignment and Assumption Agreement dated as of November __, 1995 between C.I.T. Leasing Corporation and Mellon Financial Services Corporation #3. (16)

10.32(g) Aircraft Lease Termination dated as of November ___, 1995 between Mellon Financial Services Corporation #3 and CCAIR, Inc. (16)

10.33(a) Lease Agreement (Spares) between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of August 14, 1992. (6)

10.33(b) Lease Supplement between CCAIR, Inc and Mellon Financial Services Corporation #3 dated as of August 28, 1992. (6)

10.33(c) Tax Indemnity Agreement between CCAIR, Inc and Mellon Financial Services Corporation #3 dated as of August 14, 1992. (6)

10.34 Agreement dated January 1, 1994 between CCAIR, Inc. and the Mechanics and related employees in the service of CCAIR as represented by the International Brotherhood of Teamsters.
                  (13)

10.35             Employment Agreement between Kenneth W. Gann and CCAIR, Inc.
                  dated February 8, 1994. (13)

10.36(a) Agreement dated November 14, 1994, by and among CCAIR, Inc., British Aerospace Holdings, Inc., formerly British Aerospace, Inc., and Jet Acceptance Corporation. (16)

10.36(b) Acceptance Supplement No. 2 (N158PC) dated as of November 14, 1994 between Jet Acceptance Corporation and CCAIR, Inc. This Acceptance Supplement No. 2 is substantially identical to Acceptance Supplements No. 2 between Jet Acceptance Corporation and CCAIR, Inc. (N164PC, N162PC, N159PC, N157PC, N156PC, N190PC, N170PC, N169PC, N168PC, N163PC and N161PC),
                  notified herewith. (16)

10.37(a)          Lease Agreement dated as of November 15, 1994 between C.I.T.
                  Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 880CC). This Lease Agreement is substantially identical to Lease Agreements dated as of November 15, 1994 between C.I.T. Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 881CC, Reg. No. 882CC and Reg. No. 883CC), not filed herewith. (16)

10.37(b) Lease Agreement (Spares) dated as of November 15, 1994 between C.I.T. Leasing Corporation and CCAIR, Inc. (16)

10.37(c) Lease Supplement No. 1 is substantially identical to Lease Supplements No. 1 between C.I.T. Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 881CC, Reg. No. 882CC and Reg. No. 883CC) and Lease Supplement No. 1 (Spares), not filed herewith. (16)

10.38(a) Amended and Restated Loan Agreement dated as of February 10, 1995, between JSX Capital Corporation and CCAIR, Inc. (16)

10.38(b) Revolving Note dated February 10, 1995 in the principal amount of $2,500,000 by CCAIR, Inc. to the order of British Aerospace Holdings, Inc. (16)

10.38(c) Amended and Restated Security Agreement dated as of February 10, 1995 between JSX Capital Corporation and CCAIR, Inc. (16)

10.38(d) Amended and Restated Special Account and Disbursement Authorization Agreement dated as of February 10, 1995 among Wachovia Bank of North Carolina, N.A., CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and JSX Capital Corporation. (16)

10.39 Letter Agreement dated September 28, 1995 between JSX Capital Corporation and CCAIR, Inc. (17)

10.40 September 1995 Master Agreement among CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and JSX Capital Corporation. (17)

10.41 Second Amendment to Amended and Restated Loan Agreement, Related Loan Documents and Master Agreement as of July 9, 1997 between CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and British Aerospace Asset Management, Inc. (18)

10.42 CCAIR, Inc. Directors' Compensation Stock Option Plan as of November 14, 1996. (18)

10.43 Line of Credit Commitment as of October 8, 1996 between Centura Bank and CCAIR, Inc. (18)

13.1 Transition Report on Form 10-K for period July 1, 1997 to December 31, 1997, File No. 0-17846, as filed on May 11, 1998.

13.2 Quarterly Report on Form 10-Q for quarter ended June 30, 1998, File No. 0-17846, as filed on July 29, 1998.

23.1              Consent of Arthur Andersen, LLP

23.2              Consent of Rayburn, Moon & Smith, P.A. (contained in Exhibit
                  5.1)*

24.1 Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein

---------------

(1) Incorporated by reference to Registration Statement on Form S-1, File No. 33-28967.
(3) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 0-17846.
(4) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No. 0-17846.
(5)   Incorporated by reference to Current Report on Form 8-K, filed August 1,
      1991.
(6) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 0-17846.
(7) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 0-17846.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-2, File No. 33-65878.
(9) Incorporated by reference to Current Report on Form 8-K/A, dated November 30, 1993, File No. 0-17846.
(10) Incorporated by reference to Registration Statement on Form S-2, File No. 33-77574.
(11) Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-2, File No. 33-77574.
(12) Incorporated by reference to Amendment No. 2 to Registration Statement on Form S-2, File No. 33-77574.
(13) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 0-17846.
(14) Incorporated by reference to Registration Statement on Form S-8 and Form S-3, File No. 33-89832.
(15) Incorporated by reference to Quarterly Report on Form 10-Q for the three-month period ended March 31, 1995, File No. 0-17846.
(16) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-2, File No. 33-77574.
(17) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1996, File No. 0-17846.
(18) Incorporated by reference to Transition Report on Form 10-K for the period July 1, 1997 to December 31, 1997.
(19) Incorporated by reference to Registration Statement on Form S-3, File No. 333-46277, filed on February 13, 1998.


ITEM 17     UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the shares offered therein, and the offering of such shares at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, as of August 3, 1998.

CCAIR, Inc.

By:         /s/
   ---------------------------------
      Kenneth W. Gann
      President

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kenneth W. Gann and Eric W. Montgomery true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of August 3, 1998.

      /s/
------------------------------------------------------
Kenneth W. Gann, Chief Executive Officer,
President and Director  (Principal Executive Officer)

      /s/
------------------------------------------------------
Eric W. Montgomery, Vice President,
Secretary, Treasurer and Controller and Director
(Principal Financial Officer)

      /s/
------------------------------------------------------
George Murnane, III, Director

      /s/
------------------------------------------------------
Dean E. Painter, Jr., Director

      /s/
------------------------------------------------------
Gordon Linkon, Director

      /s/
------------------------------------------------------
K. Ray Allen, Director

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

2.1               Plan of Reorganization of CCAIR, Inc., effective September 3,
                  1991(5)

5.1               Opinion of Rayburn, Moon & Smith, P.A.

10.1(a) The Company's Stock Option Plan dated May 18, 1989 with forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement attached. (1)

10.1(b) Amendment to the Amended and Restated Stock Option Plan, dated February 6, 1992. (6)

10.1(c) Second Amended and Restated Stock Option Plan, dated February 6, 1993. (13)

10.1(d) Third Amended and Restated Stock Option Plan of the Company, dated February 23, 1994. (10)

10.1(e) Fourth Amended and Restated Stock Option Plan of the Company, dated November 15, 1994. (14)

10.2(a) Agreement dated October 16, 1991 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by the Air Line Pilots Association International. (6)

10.2(b) Letter of Agreement amendment dated December 14, 1991 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by the Air Lines Pilots Association International. (6)

10.2(c) Letter of Agreement amendment dated February 28, 1992 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by The Air Line Pilots Association International. (6)

10.2(d) Letter of Agreement amendment dated February 28, 1992 between CCAIR, Inc. and The Air Line Pilots in the service of CCAIR, Inc. as represented by The Air Line Pilots Association International. (6)

10.3(a) Service Agreement between USAir, Inc. and CCAIR, Inc. dated November 1, 1988. (1)

10.3(b) First Amendment to Service Agreement between USAir, Inc. and CCAIR, Inc., dated July 1, 1990. (3)

10.3(c) Supplemental Agreement between USAir, Inc., and CCAIR, Inc., dated July 30, 1990. (4)

10.3(d) Second Amendment to Service Agreement between USAir, Inc., and CCAIR, Inc., dated January 23, 1991. (4)

10.3(e) Third Amendment to Service Agreement between USAir, Inc., and CCAIR, Inc., dated August 1, 1991. (8)

10.3(f) Ground Handling Agreement, dated February 1, 1994, between CCAIR, Inc., and USAir, Inc. (10)

10.4(a) Loan Agreement dated as of September 4, 1991, between CCAIR, Inc., and NCNB National Bank of North Carolina. (4)

10.4(b) Revolving Credit Promissory Note by CCAIR, Inc. in favor of NCNB National Bank of North Carolina, dated September 4, 1991. (4)

10.4(c) Security Agreement dated as of September 4, 1991, between CCAIR, Inc., and NCNB National Bank of North Carolina. (4)

10.4(d) Loan Purchase Agreement dated as of September 4, 1991, by and among NCNB National Bank of North Carolina, British Aerospace, Inc., and CCAIR, Inc. (4)

10.4(e) Security Agreement dated as of September 4, 1991, between CCAIR, Inc. and British Aerospace, Inc. An identical agreement was executed with Jet Acceptance Corporation as of September 4, 1991, and is not filed herewith. (4)

10.4(f) Pledge of Cash Collateral Account dated as of September 4, 1991, by and among CCAIR, Inc., NCNB National Bank of North Carolina, British Aerospace, Inc., and Jet Acceptance Corporation. (4)

10.4(g) Loan Agreement dated as of August 14, 1992 between CCAIR, Inc. and NationsBank of North Carolina, N.A. (6)

10.4(h) Agreement dated as of January 17, 1994 among CCAIR, Inc., NationsBank of North Carolina, N.A., British Aerospace, Inc. and Jet Acceptance Corporation. (10)

10.4(h)(i)        Assignment and Bill of Sale dated as of January 10, 1995 by and among CCAIR, Inc., NationsBank of North Carolina, N.A.,
                  British Aerospace, Inc. and Jet Acceptance Corporation. (16)

10.5 Common Stock Purchase Agreement dated as of December 4, 1997 by and among CCAIR, Inc., and Robert Priddy, Bonderman Family Limited

                  Partnership, Hakatak Enterprises, Inc., Nominee, Par Investment Partners, L.P. and Jonathan G. Ornstein. (19)

10.6 Form of Operating Lease between Jet Acceptance Corporation and CCAIR, Inc., dated as of November 24, 1997, for 20 aircraft with Serial Numbers N941AE, N962AE, N928AE, N943AE, N964AE, N942AE, N957AE, N963AE, N920AE, N961AE, N966AE, N959AE,
                  N965AE, N952AE, N919AE, N958AE, N913AE, N927AE, N914AE,
                  N930AE. (18)

10.7(a) Settlement Agreement by and between CCAIR, Inc., and Lynrise Air Lease, Inc. dated as of March 31, 1998. (18)

10.7(b) Registration Rights Agreement by and among CCAIR, Inc., and Lynrise Air Lease, Inc. (18)

10.7(c)           Form of 7% Convertible Subordinated Note Due 2004. (18)

10.7(d) Option Agreement dated as of March 31, 1998 by and between CCAIR, Inc. and Lynrise Air Lease, Inc.

10.10(a)(i)       Lease Agreement effective as of April 19, 1991 between the
                  Asheville Regional Airport Authority and CCAIR, Inc. (4)

10.10(a)(ii)      Letter dated August 28, 1991 by Asheville Regional Airport
                  Authority amending Lease. (4)

10.10(b) Lease Agreement dated July 5, 1989 between Clarke County Airport Authority and CCAIR, Inc. (4)

10.10(c) Agreement dated October 10, 1987 between the Central West Virginia Regional Airport Authority and CCAIR, Inc. (1)

10.10(d) Commuter Airline Agreement and Lease dated May 20, 1988 between the City of Charlotte and CCAIR, Inc. (1)

10.10(e) Agreement dated July 16, 1991 between the Chattanooga Metropolitan Airport Authority and CCAIR, Inc. (4)

10.10(f) Airport Use and Lease Agreement entered into as of January 1, 1989 between the Richland-Lexington Airport District and CCAIR, Inc. (4)

10.10(g) Agreement dated July 1, 1988 between the City of Danville, Virginia and CCAIR, Inc. (1)

10.10(h) Airport Use and Lease Agreement dated November 1, 1982 between Greenville-Spartanburg Airport District and Sunbird, Inc. (1)

10.10(i)(i)       Letter Agreement dated July 13, 1988 from CCAIR, Inc. to
                  Tri-State Airport Authority. (1)

10.10(i)(ii)      Letter dated February 25, 1991 by Tri-State Airport Authority amending Lease. (4)

10.10(j)(i)       Airport Use Agreement dated March 1, 1988 between the Board of Commissioners of Onslow County and CCAIR, Inc. (1)

10.10(j)(ii)      Amendment to Lease dated July 15, 1988 between the same
                  parties. (1)

10.10(k) Operating Agreement dated April 15, 1987 between Metropolitan Knoxville Airport Authority and CCAIR, Inc. (1)

10.10(l) Lease Agreement dated March 1, 1988 between the City of Macon and CCAIR, Inc. (1)

10.10(m) Letter Agreement dated September 5, 1990 between New Hanover County and CCAIR, Inc. (4)

10.10(n) Lease Agreement dated May 1, 1989 between Tri-City Airport Commission and CCAIR, Inc. (4)

10.10(o) Use Agreement dated May 1, 1991 between Airport Commission of Forsyth County and CCAIR, Inc. (4)

10.10(p) Letter from Pitt County - City of Greenville Airport Authority dated May 31, 1990 announcing fee structure. (4)

10.10(q) Airport Use Agreement dated May 1, 1991 between Raleigh County Airport Authority and CCAIR, Inc. (4)

10.10(r) Letter Agreement dated July 7, 1990 between Mercer County Airport Authority and CCAIR, Inc. (4)

10.10(s) Contract for Conduct of Commercial Flight Operations dated September 1, 1991 between Maryland Aviation Administration and CCAIR, Inc. (6)

10.29(a) Commercial Use Permit between CCAIR, Inc., and City of Charlotte, North Carolina dated April 1, 1991, relating to Old Terminal Building at Charlotte/Douglas International Airport. (4)

10.29(b) Commercial Use Permit dated April 15, 1992 between the City of Charlotte and CCAIR, Inc. (6)

10.30(a) Flight Attendant Agreement between CCAIR, Inc., and the Flight Attendants in the service of CCAIR, Inc., as represented by the Association of Flight Attendants effective May 22, 1991. (4)

10.30(b) Letter of Agreement amendment dated May 6, 1992 between CCAIR, Inc. and the Flight Attendants in service of CCAIR, Inc. as represented by the Association of Flight Attendants.
                  (6)

10.31 Letter Agreement dated February 27, 1991 between Pennsylvania Airlines and CCAIR, Inc. (4)

10.32(a) Purchase Agreement No. 8-0237, dated as of February 23, 1992 between CCAIR, Inc. and de Havilland Inc. (successor to Boeing of Canada, Ltd., a Delaware corporation, through its de Havilland Division) as amended by letter agreements attached thereto for two de Havilland DHC-8-102 Aircraft (N8800CC) and (N881CC). (6)

10.32(b) Purchase Agreement Assignment between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N88OCC). This Purchase Agreement Assignment is substantially identical to Purchase Agreement Assignment (N881CC), dated as of May 15, 1992, not filed herewith. (6)

10.32(c) Lease Agreement between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N880CC). This Lease Agreement is substantially identical to Lease Agreements (N881CC), (N882CC) and (N883CC) dated as of May 15, 1992, not filed herewith. (6)

10.32(d) Lease Supplement #1 between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 22, 1992 (N880CC). This Lease Supplement #1 is substantially identical to Lease Supplements (N881CC), (N882CC) and (N883CC) dated as of May 22, June 1 and June 12, 1992, respectively, not filed herewith. (6)

10.32(e) Tax Indemnity Agreement between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of May 15, 1992 (N880CC). This Tax Indemnity Agreement is substantially identical to Tax Indemnity Agreements (N881CC), (N882CC), and (N883CC) dated as of May 15, 1992, not filed herewith. (6)

10.32(f) Assignment and Assumption Agreement dated as of November __, 1995 between C.I.T. Leasing Corporation and Mellon Financial Services Corporation #3. (16)

10.32(g) Aircraft Lease Termination dated as of November ___, 1995 between Mellon Financial Services Corporation #3 and CCAIR, Inc. (16)

10.33(a) Lease Agreement (Spares) between CCAIR, Inc. and Mellon Financial Services Corporation #3 dated as of August 14, 1992. (6)

10.33(b) Lease Supplement between CCAIR, Inc and Mellon Financial Services Corporation #3 dated as of August 28, 1992. (6)

10.33(c) Tax Indemnity Agreement between CCAIR, Inc and Mellon Financial Services Corporation #3 dated as of August 14, 1992. (6)

10.34 Agreement dated January 1, 1994 between CCAIR, Inc. and the Mechanics and related employees in the service of CCAIR as represented by the International Brotherhood of Teamsters.
                  (13)

10.35             Employment Agreement between Kenneth W. Gann and CCAIR, Inc.
                  dated February 8, 1994. (13)

10.36(a) Agreement dated November 14, 1994, by and among CCAIR, Inc., British Aerospace Holdings, Inc., formerly British Aerospace, Inc., and Jet Acceptance Corporation. (16)

10.36(b) Acceptance Supplement No. 2 (N158PC) dated as of November 14, 1994 between Jet Acceptance Corporation and CCAIR, Inc. This Acceptance Supplement No. 2 is substantially identical to Acceptance Supplements No. 2 between Jet Acceptance Corporation and CCAIR, Inc. (N164PC, N162PC, N159PC, N157PC, N156PC, N190PC, N170PC, N169PC, N168PC, N163PC and N161PC),
                  notified herewith. (16)

10.37(a)          Lease Agreement dated as of November 15, 1994 between C.I.T.
                  Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 880CC). This Lease Agreement is substantially identical to Lease Agreements dated as of November 15, 1994 between C.I.T. Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 881CC, Reg. No. 882CC and Reg. No. 883CC), not filed herewith. (16)

10.37(b) Lease Agreement (Spares) dated as of November 15, 1994 between C.I.T. Leasing Corporation and CCAIR, Inc. (16)

10.37(c) Lease Supplement No. 1 is substantially identical to Lease Supplements No. 1 between C.I.T. Leasing Corporation and CCAIR, Inc. for DHC-8-102 Aircraft (Reg. No. 881CC, Reg. No. 882CC and Reg. No. 883CC) and Lease Supplement No. 1 (Spares), not filed herewith. (16)

10.38(a) Amended and Restated Loan Agreement dated as of February 10, 1995, between JSX Capital Corporation and CCAIR, Inc. (16)

10.38(b) Revolving Note dated February 10, 1995 in the principal amount of $2,500,000 by CCAIR, Inc. to the order of British Aerospace Holdings, Inc. (16)

10.38(c) Amended and Restated Security Agreement dated as of February 10, 1995 between JSX Capital Corporation and CCAIR, Inc. (16)

10.38(d) Amended and Restated Special Account and Disbursement Authorization Agreement dated as of February 10, 1995 among Wachovia Bank of North Carolina, N.A., CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and JSX Capital Corporation. (16)

10.39 Letter Agreement dated September 28, 1995 between JSX Capital Corporation and CCAIR, Inc. (17)

10.40 September 1995 Master Agreement among CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and JSX Capital Corporation. (17)

10.41 Second Amendment to Amended and Restated Loan Agreement, Related Loan Documents and Master Agreement as of July 9, 1997 between CCAIR, Inc., British Aerospace Holdings, Inc., Jet Acceptance Corporation and British Aerospace Asset Management, Inc. (18)

10.42 CCAIR, Inc. Directors' Compensation Stock Option Plan as of November 14, 1996. (18)

10.43 Line of Credit Commitment as of October 8, 1996 between Centura Bank and CCAIR, Inc. (18)

13.1 Transition Report on Form 10-K for period July 1, 1997 to December 31, 1997, File No. 0-17846, as filed on May 11, 1998.

13.2 Quarterly Report on Form 10-Q for quarter ended June 30, 1998, File No. 0-17846, as filed on July 29, 1998.

23.1              Consent of Arthur Andersen, LLP

23.2              Consent of Rayburn, Moon & Smith, P.A. (contained in Exhibit
                  5.1)*

24.1 Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein

---------------

(1) Incorporated by reference to Registration Statement on Form S-1, File No. 33-28967.
(3) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 0-17846.
(4) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No. 0-17846.
(5)   Incorporated by reference to Current Report on Form 8-K, filed August 1,
      1991.
(6) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 0-17846.

(7) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 0-17846.
(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-2, File No. 33-65878.
(9) Incorporated by reference to Current Report on Form 8-K/A, dated November 30, 1993, File No. 0-17846.
(10) Incorporated by reference to Registration Statement on Form S-2, File No. 33-77574.
(11) Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-2, File No. 33-77574.
(12) Incorporated by reference to Amendment No. 2 to Registration Statement on Form S-2, File No. 33-77574.
(13) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1994, File No. 0-17846.
(14) Incorporated by reference to Registration Statement on Form S-8 and Form S-3, File No. 33-89832.
(15) Incorporated by reference to Quarterly Report on Form 10-Q for the three-month period ended March 31, 1995, File No. 0-17846.
(16) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-2, File No. 33-77574.
(17) Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended June 30, 1996, File No. 0-17846.
(18) Incorporated by reference to Transition Report on Form 10-K for the period July 1, 1997 to December 31, 1997.
(19) Incorporated by reference to Registration Statement on Form S-3, File No. 333-46277, filed on February 13, 1998.